Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces an Updated Mineral Resource Estimate for the Whistler Project, Alaska

Vancouver, British Columbia – June 21, 2021 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the results of an updated Mineral Resource Estimate ("MRE") on its 100% owned Whistler Project ("Whistler") in south central Alaska, U.S.A. consisting of resource estimates for the Whistler, Island Mountain and Raintree West gold-copper deposits with an effective date of June 11, 2021.

Whistler Updated Resource Highlights:

●

Indicated Mineral Resources of 1.94 million ounces gold, 8.33 million ounces of silver and 422.0 million pounds of copper (118.2 million tonnes grading 0.51 g/t gold, 2.19 g/t silver and 0.16% copper) (see Table 1);

●

Inferred Mineral Resources of 4.67 million ounces gold, 16.06 million ounces silver and 711.4 million pounds of copper (317.0 million tonnes grading 0.46 g/t gold, 1.58 g/t silver and 0.10% copper) (see Table 1);

●	Compared to the prior reported estimate completed in 2016, Indicated Mineral Resources for gold, copper and silver have increased by 9.9%, 23.0% and 35.9% respectively;
●	Compared to the prior estimate reported in 2016, Inferred Mineral Resources for gold have increased 0.9%, and for copper and silver have decreased by 0.3% and 29.0% respectively;
●

The MRE utilizes pit shells to constrain resources at the Whistler, Island Mountain and Raintree West gold-copper deposits, as well as an underground potentially mineable shape to constrain the resource estimate for the deeper portion of the Raintree West deposit;

●	The total Whistler Project area comprises a database of 250 drill holes totaling more than 70,000 metres with 182 drillholes and 53,202m of assayed length within the three deposit block models.
●

The estimate has been updated with new metal prices of US$1,600/oz gold price, US$3.25 copper and US$21/oz silver, updated recoveries, smelter terms, costs, and geologic modelling with drilling and exploration work completed prior to 2016. GoldMining is evaluating potential exploration activities to better define and expand existing mineral resources.

Alastair Still, Chief Executive Officer of GoldMining commented: "The updated resource at Whistler provides a clear and modernized view of the potential of this large-scale gold-copper project. With approximately 3.0 million ounces of Indicated gold equivalent resource and 6.5 million ounces of Inferred gold equivalent resource, Whistler is currently one of the largest known mineral resources in Alaska, a proven mining jurisdiction. The updated resource estimate also includes approximately 422 million pounds of copper in Indicated resources and approximately 711 million pounds of copper in Inferred resources, which enhances the attractiveness of the project, especially given current copper price and the long-term outlook for copper demand.

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The new MRE is constrained by an optimized pit shell that incorporates updated operating costs and metal price assumptions that factor price increases since 2016. This work builds upon the staged approach of advancing our portfolio of gold and gold-copper projects throughout the Americas such as the previously announced initiation of Preliminary Economic Assessments ("PEA") on our Yellowknife, La Mina, and São Jorge Projects in Canada, Colombia, and Brazil respectively."

Table 1: The Whistler Project Mineral Resources1-9 (effective date: June 11, 2021)

			Grade				Contained Metal
Deposit	NSR Cutoff	Tonnes	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(US$/tonne)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Indicated Resources
Whistler	10.50	107.77	0.50	1.95	0.17	0.79	1.75	6.76	399.40	2.74
Raintree (Open Pit)	10.50	7.76	0.49	4.88	0.09	0.67	0.12	1.22	14.89	0.17
Total Indicated (Open Pit)	10.50	115.53	0.50	2.15	0.16	0.78	1.87	7.97	414.29	2.90
Raintree (Underground)	25.00	2.68	0.79	4.18	0.13	1.03	0.07	0.36	7.69	0.09
Total Indicated	varies	118.20	0.51	2.19	0.16	0.79	1.94	8.33	421.98	2.99
Inferred Resources
Whistler	10.50	153.54	0.35	1.48	0.13	0.57	1.71	7.31	455.27	2.83
Island Mountain	10.50	111.90	0.47	1.06	0.05	0.57	1.70	3.81	130.75	2.04
Raintree (Open Pit)	10.50	11.77	0.62	4.58	0.07	0.77	0.23	1.73	17.99	0.29
Total Inferred (Open Pit)	10.50	277.21	0.41	1.44	0.10	0.58	3.64	12.85	604.01	5.16
Raintree (Underground)	25.00	39.77	0.80	2.51	0.12	1.00	1.03	3.21	107.41	1.28
Total Inferred	varies	316.98	0.46	1.58	0.10	0.63	4.67	16.06	711.42	6.45

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.
2.	Resources are reported using the 2014 CIM Definition Standards and were estimated using the 2019 CIM Best Practices Guidelines.
3.

The Mineral Resource for Whistler, the upper portions of the Raintree West deposits have been confined by an open pit with "reasonable prospects of eventual economic extraction" using the following assumptions:

●	Metal prices of US$1600/oz Au, US$3.25/lb Cu and US$21/oz Ag;
●	Payable metal of 99% payable Au, 90% payable Ag and 1% deduction for Cu;
●	Offsite costs (refining, transport and insurance) of US$136/wmt proportionally distributed between Au, Ag and Cu;
●	Royalty of 3% NSR;
●	Pit slopes are 50 degrees;
●	Mining cost of US$1.80/t for waste and US$2.00/t for mineralized material; and
●	Processing, general and administrative costs of US$10.50/t.
4.	The lower portion of the Raintree West deposit has been constrained by a mineable shape with "reasonable prospects of eventual economic extraction" using a US$25.00/t cutoff.
5.	Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10g/t. The Ag recovery is 0% for values above 10g/t for all deposits.
6.

The NSR equations are: below 10g/t Ag: NSR (US$/t) = (100%-3%)*((Au*70%*US$49.273g/t) + (Cu*83%*US$2.966*2204.62 + Ag*65%*US$0.574)), and above 10g/t Ag: NSR (US$/t) = (100%-3%)*((Au*70%*US$49.256g/t) + (Cu*83%*US$2.965*2204.62)) ;

7.	The Au Equivalent equations are: below 10g/t Ag: AuEq = Au + Cu*1.5733 +0.0108Ag, and above 10g/t Ag: AuEq = Au + Cu*1.5733
8.	The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.
9.	Numbers may not add due to rounding.

The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant factors. The QP is not currently aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect this MRE.

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The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 150km northwest of Anchorage and comprises 304 State of Alaska mining claims covering an aggregate area of approximately 17,159 hectares. A base camp and gravel airstrip for wheel-based aircraft is established for field programs. The Whistler and Raintree West deposits are connected to the camp and runway by an access road and the Island Mountain deposit is located 23 km south of the camp and access is by helicopter. The Whistler Project is underlain by a volcano-sedimentary sequence (Jura-Cretaceous Kahiltna Assemblage) that has been intruded by the Late Cretaceous Whistler Intrusive Suite with associated gold-copper porphyry and epithermal mineralization, and the Late Cretaceous to Paleocene Composite Intrusive Suite with associated intrusion-related gold mineralization. Immediately west of the Whistler Project is the Estelle Gold Project of Nova Minerals Limited, who recently reported (April 7, 2020) an Inferred JORC Mineral Resource Estimate for their Korbel Main deposit.

The Mineral Resource Estimate (MRE) disclosed herein was prepared by Sue Bird, P.Eng., of Moose Mountain Technical Services and has an effective date of June 11, 2021.

Ordinary kriging was used to estimate gold, copper and silver. Capping of each metal has been employed based on interpolation domains statistics and cumulative probability plots to limit high grade outliers. Outlier restriction has also been employed to restrict the volume of influence of high grades within each deposit and domain.

The MRE updates and replaces the prior historic MRE of the Company contained in its technical report titled, "NI 43-101 Resource Estimate for the Whistler Project" dated effective March 24, 2016 (amended and re-stated May 30, 2016).

GoldMining will file within 45 days an updated technical report for the Whistler Project, including a description of the Whistler MRE contained herein. Further information regarding the MRE will be set forth in such report.

Update on Titiribi Technical Disclosure

The Company announces that it is preparing an updated technical report for its Titiribi project, to replace its previous report for the project titled “Technical Report on the Titiribi Project, Department of Antioquia, Colombia” with an effective date of September 14, 2016. This update will include an updated resource estimate for the project that will contain updated inputs, including reflecting updated and increased metals prices and operating cost assumptions. The prior estimate, which constituted an update to a resource estimate filed by a prior owner was not pit constrained to determine reasonable prospects of economic extraction.  Pending the announcement of the updated resource estimate, the Company is not treating the existing resource as current.

Similar to the updated mineral resources at Whistler, the Company does not anticipate that the new Titiribi estimate will represent a material change to the previously reported estimate.

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Qualified Persons

Sue Bird, P.Eng., of Moose Mountain Technical Services, who is independent of the Company, has reviewed and approved the scientific and technical information herein regarding the Whistler Project. Ms. Bird was responsible for the Whistler Mineral Resource Estimate along with other QPs and has approved the information pertaining to the Whistler project in this news release.

Paulo Pereira, P. Geo., President of GoldMining Inc. has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein.

Each of Ms. Bird, and Mr. Pereira are Qualified Persons as defined in NI 43-101.

Notice to Readers

Disclosure regarding Mineral Resource estimates included herein have been prepared by the Company in accordance with National Instrument 43-101 ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission ("SEC") generally applicable to U.S. companies subject to the SEC's disclosure requirements. For example, the terms "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained herein or in the Company's descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its long-term strategy, proposed work and other plans and expected timing of PEAs and other reports for its projects. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: delays to plans caused by restrictions and other future impacts of COVID-19 or any other inability of the Company to meet expected timelines for planned project activities, including the proposed PEAs and reports; the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, proposed studies may not confirm GoldMining's expectations for its projects, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMining's Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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